UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,768,290

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 68,768,290

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,768,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”).

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,328,156(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12, 328,156 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12, 328,156 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%(2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Includes 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, LLC, which is based on an initial conversion rate of 43.63 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended (the “Certificate of Designations”).

(2)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: TTBR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,711,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,711,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: TRBRJR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,711,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,711,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,711,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 87,509,336(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 87,509,336 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,509,336 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)         Includes 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, LLC, which is based on an initial conversion rate of 43.63 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations.

(2)         Based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019. Does not include any shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, and  Amendment No. 16 filed on February 21, 2020 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 17 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR Investments LLC (“TTBR”) and TRBRJR Investments LLC (“TRBRJR and, collectively with TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling and TTBR, the “Reporting Persons”).

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

From February 24, 2020 through the close of business on February 28, 2020, (i) TRT Holdings acquired 5,000,000 shares of Common Stock for an aggregate purchase price of approximately $7,492,098.38, which includes commissions, utilizing the working capital of TRT Holdings, and (ii) Cresta Investments acquired 1,425,000 shares of Common Stock for an aggregate purchase price of approximately $1,925,902.90, which includes commissions, utilizing the working capital of Cresta Investments.  All of such shares of Common Stock acquired by TRT Holdings and Cresta Investments have been acquired on the New York Stock Exchange.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                                 At the close of business on February 28, 2020, the Reporting Persons beneficially owned, in the aggregate, 87,509,336 shares of Common Stock, which constitute approximately 21.6% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 68,768,290 shares of Common Stock held directly by TRT Holdings, which constitute approximately 16.9% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 12,328,156 shares of Common Stock, consisting of (A) 11,372,921 shares of Common Stock held directly by Cresta Investments and (B) 955,235 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by Cresta Investments, which constitute approximately 3.0% of the Common Stock outstanding; (iii) Cresta Greenwood beneficially owned 1,344,223 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 0.3% of the Common Stock outstanding; (iv) TTBR beneficially owned 1,711,000 shares of Common Stock held directly by TTBR, which constitute approximately 0.4% of the Common Stock outstanding; (v) TRBRJR beneficially owned 1,711,000 shares of Common Stock held directly by TRBRJR, which constitute approximately 0.4% of the Common Stock outstanding; and (vi) Mr. Rowling beneficially owned all 87,509,336 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments, Cresta Greenwood, TTBR and TRBRJR (as set forth above), the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by Cresta Investments (as set forth above) and 1,646,667 shares of Common Stock held by himself, individually, which, in the aggregate, constitute approximately 21.6% of the outstanding Common Stock  (in each case, based on 405,787,759 shares of Common Stock issued and outstanding as of November 8, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on November 12, 2019, and not including any shares of Common Stock issuable upon conversion of the Series A Preferred Stock). Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood, as well as the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by Cresta Investments, due to his direct and indirect ownership of 100.00% of the ownership interests in such entities.  Mr. Rowling beneficially owns the shares of Common Stock held directly by TTBR and TRBRJR due to him being the trustee of the direct owner of 100% of the ownership interests in TTBR and TRBRJR.

(b)                                 Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)                                  The table below specifies the date, amount and weighted average per share price of shares of Common Stock purchased by the Reporting Persons since the most recent filing of Amendment No. 16 to the Schedule 13D filed on February 21, 2020 through the close of business on February 28, 2020. All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Reporting Person	Trade Date	Number of Shares	Price Per Share
TRT Holdings	02/24/2020	400,000	$1.4879(1)
TRT Holdings	02/25/2020	2,700,000	$1.4826(2)
TRT Holdings	02/26/2020	1,900,000	$1.4705(3)
Cresta Investments	02/27/2020	1,300,000	$1.3346(4)
Cresta Investments	02/28/2020	125,000	$1.2991(5)

(1) The price reported is the weighted average price.  The shares were purchased in multiple transactions by TRT Holdings at prices ranging from $1.455 to $1.5000 per share, inclusive.  The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2) The price reported is the weighted average price.  The shares were purchased in multiple transactions by TRT Holdings at prices ranging from $1.455 to $1.5000 per share, inclusive.  The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(3) The price reported is the weighted average price.  The shares were purchased in multiple transactions by TRT Holdings at prices ranging from $1.420 to $1.5000 per share, inclusive.  The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(4) The price reported is the weighted average price.  The shares were purchased in multiple transactions by Cresta Investments at prices ranging from $1.3300 to $1.3500 per share, inclusive.  The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(5) The price reported is the weighted average price.  The shares were purchased in multiple transactions by Cresta Investments at prices ranging from $1.2950 to $1.3000 per share, inclusive.  The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of March 2, 2020

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

/s/ Robert B. Rowling
Robert B. Rowling

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

ATTENTION—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).